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                [Letterhead of The Timber Company Appears Here]


                                                                    EXHIBIT 99.1


                                                         Release No. C-1543
                                                         Contact: Ken Haldin
                                                                  (404) 652-6098

                                                         Sept. 13, 1999


              THE TIMBER COMPANY RESTATES SECOND QUARTER EARNINGS
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                           TO REFLECT HIGHER REVENUES
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     ATLANTA -- Georgia-Pacific Corp. today restated the second quarter 1999 financial results of The Timber Company (NYSE: TGP), the separate class of common stock that reflects the performance of Georgia-Pacific's timber operations. Georgia-Pacific said that The Timber Company's net income for the quarter was $2 million higher than previously reported, and totaled $99 million ($1.16 diluted earnings per share), up from the $97 million ($1.14 diluted earnings per share). Excluding one-time timberland sales, second quarter net income totaled $49 million (57 cents diluted earnings per share), up from the $45 million (53 cents diluted earnings per share) previously reported.

     The restatement was caused by revenues from the sale of small land parcels, income from hunting permits and other miscellaneous transactions that were erroneously omitted from The Timber Company's reported second quarter income. Appropriate filings with the Securities and Exchange Commission are being made.

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     As a result of the restatement, first half net income was increased to $146 million ($1.70 diluted earnings per share) from the previously reported $143 million ($1.66 diluted earnings per share), compared to $88 million (94 cents diluted earnings per share) for the first half of 1998, which included an after-tax extraordinary charge of $2 million (2 cents diluted earnings per share) for the early retirement of debt.

     Headquartered in Atlanta, The Timber Company is an operating group of Georgia-Pacific Corp. and its performance is reflected in its own common stock. The Timber Company manages more than 5 million acres of timberland in North America and sells timber and wood fiber to industrial wood users, including Georgia-Pacific Group.

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Certain statements contained in this release may be forward-looking statements
(as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the effect of general global economic conditions on the demand for timber, particularly the strength of the pulp and paper markets, the effect of any material changes in the available supply of timber, including the levels of harvests from public lands, the effect of government, legislative and environmental restrictions on the harvesting of private timberlands, and other factors listed in Georgia-Pacific Corp.'s Securities and Exchange Commission filings, including but not limited to its Annual Report on Form 10-K dated Dec. 31, 1998, on file and recorded March 18, 1999, and its quarterly report on Form 10-Q dated July 3, 1999, on file and recorded Aug. 17, 1999, as amended on Sept. 13, 1999.
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